United States securities and exchange commission logo





                               June 7, 2024

       William M. Thalman
       Executive Vice President and Chief Financial Officer
       L.B. Foster Company
       415 Holiday Drive, Suite 100
       Pittsburgh, PA 15220

                                                        Re: L.B. Foster Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Item 2.02 Form 8-K
filed May 7, 2024
                                                            File No. 000-10436

       Dear William M. Thalman:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       2023 Developments, page 20

   1. Please discuss the changes in net income (loss) with equal or greater prominence, when changes in adjusted
EBITDA are discussed. Refer to Item 10(e)(1)(i)(A) of Regulation S-
                                                        K.
       Financial Statements
       Note 2. Business Segments, page 39

   2. Please disclose in greater detail the types of corporate operating expenses that are allocated to the
operating segments. Also, disclose in greater detail with quantification for each period presented
the types of corporate operating expenses that are not allocated to the operating segments.
In addition, revise the corporate expense and other unallocated charges line item of
the reconciliation on page 41 to separately present material reconciling items,
rather than grouping all unallocated operating expenses into one line item. Refer to ASC
280-10-50-29 through 50-33.
 William M. Thalman
L.B. Foster Company
June 7, 2024
Page 2
Note 19. Other Expense (Income), page 63

3. Please tell us in detail your GAAP basis for excluding the $1.4 million bridge grid deck exit impact -- $474 thousand in inventory write-downs, $667 thousand in personnel related expenses, and $262 thousand in other exit costs -- from your 2023 operating income (loss). Refer to ASC 360-10-45-4 through 45-5, ASC 420-10-45-3 and ASC 420-
         10-S99-1 through S99-3.
Item 2.02 Form 8-K filed May 7, 2024

Exhibit 99.1, page 1

4. Net income (loss) margin should be presented and/or discussed when adjusted EBITDA margin is presented and/or discussed in your 1934 Act filings and your Annual Report to
         Security Holders. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Rule 100(a) of
         Regulation G, as applicable.
5. Please disclose the reasons why you believe free cash flow provides useful information to investors and any additional purposes for which management uses this measure. Refer to
         Items 10(e)(1)(i)(C) and (D) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameWilliam M. Thalman                         Sincerely,
Comapany NameL.B. Foster Company
                                                             Division of
Corporation Finance
June 7, 2024 Page 2                                          Office of Trade &
Services
FirstName LastName